

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2013

Via E-mail
Jeanne Lazar
Chief Accounting Officer
MPG Office Trust, Inc.
355 South Grand Avenue
Suite 3300
Los Angeles, CA 90071

> **Re: MPG Office Trust, Inc.**
> **Form 10-K**
> **Filed March 15, 2012**
> **File No. 001-31717**

Dear Ms. Lazar:

We have reviewed your response letter dated January 23, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Critical Accounting Policies, page 72

Impairment Evaluation, page 72

1.   We have considered your response to our prior comment 5. We note that the company recorded significant impairment charges during the year ended December 31, 2010, and that these results will continue to be presented in the company's Form 10-K for the period ended December 31, 2012. As a result, explain to us how you determined that the proposed disclosure would not be relevant to users of the financial statements.

Furthermore, please clarify for us how you determined that Impairment Evaluation would cease to be a critical accounting policy once the results of that evaluation indicate that no impairment charge is necessary.

Financial Statements

Notes to Consolidated Financial Statements, page 87

Note 8 – Share-Based Payments, page 117

2.   We note your response to prior comment 7. Please tell us what types of terminations would trigger an acceleration of vesting per the terms of the award agreements. Please tell us if the company has a history of entering into the types of terminations that would result in an acceleration of vesting. In light of the award agreements allowing for acceleration of vesting, please tell us how you determined it was not necessary to include this attribute in your determination of the service period in accordance with ASC 718-10.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at 202-551-3473 or Mike McTiernan, Assistant Director, at 202-551-3852 with any other questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant